Alpine Funds Complex
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: March 31, 2011 through March 31, 2012

Trust	Single Insured
Bond Coverage

Alpine Equity Trust	$1,000,000
Alpine Income Trust	$1,500,000
Alpine Series Trust	$1,000,000
Alpine Global Dynamic Dividend Fund	$600,000
Alpine Total Dynamic Dividend Fund	$1,500,000
Alpine Global Premier Properties Fund	$1,000,000